Exhibit 99.3

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
33.754.482/0001-24

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	26,017,780	15.68	15.68

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	26,017,780	15.68	15.68

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Assistência Previdência Social BNDES – FAPES	General Taxpayers’ Register:
00.397.695/0001-97

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,422,652	2.06	2.06

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Credit Suisse	Sell	10/30/2007	2,100,000	46.50188	97,653,674

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,322,652	0.80	0.80

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundo de Investimentos em Títulos e Val. Mobiliários Librium	General Taxpayers’ Register:
01.912.197/0001-06

Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	3,704,110	2.23	2.23

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	3,704,110	2.23	2.23

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register:
34.053.942/0001-50

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,966,459	12,03	12,03

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Griffo	Buy	10/08/2007	20,000	42.20285	844,057.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,986,459	12,04	12,04

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register:
00.493.916/0001-20

Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,503,832	5.12	5.12

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Sell	10/01/2007	11,000	41.57	457,324.00
Share	Common	Brascan	Sell	10/04/2007	2,500	41.51	103,770.00
Share	Common	Brascan	Sell	10/05/2007	2,000	41,80	83,600.00
Share	Common	Bradesco	Sell	10/08/2007	9,000	42.50	382,470.00
Share	Common	Bradesco	Sell	10/09/2007	30,000	44.55	1,336,610.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,449,332	5.09	5.09

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register:
42.271.429/0001-63

Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,874,101	4.14	4.14

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
Share	Common	Itaú	Sell	10/04/2007	6,396	40.03	256,031.88

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,867,705	4.14	4.14

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register:
34.269.803/0001-68

Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

Changes in the month

Security/
Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: PREVI - BANERJ	General Taxpayers’ Register:
34.054.320/0001-46

Qualification :

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,997,595	1.20	1.20

Changes in the month

Security/
Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Prosper S/A CVC	Sell	10/01/2007	146,800	41.54	6,098,055.00
Share	Common	Prosper S/A CVC	Sell	10/02/2007	194,800	40.88	7,964,303.00
Share	Common	Prosper S/A CVC	Sell	10/03/2007	180,400	40.84	7,366,695.00
Share	Common	Prosper S/A CVC	Sell	10/04/2007	350,000	41.30	14,454,657.00
Share	Common	Prosper S/A CVC	Sell	05/10/2007	479,200	41.77	20,015,820.00
Share	Common	Prosper S/A CVC	Sell	08/10/2007	492,700	42.18	20,782,587.00
Share	Common	Prosper S/A CVC	Sell	09/10/2007	153,695	43.80	6,732,191.00

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	0	—	—

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nildemar Secches	General Taxpayers’ Register:
589.461.528-34

Qualification: President of the Board of Directors and CFO

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Francisco Ferreira Alexandre	General Taxpayers’ Register:
301.479.484-87

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Jaime Hugo Patalano	General Taxpayers’ Register:
011.141.237-49

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/
Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register:
035.541.738-35

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/
Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register:
253.571.747-68

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Maurício Novis Botelho	General Taxpayers’ Register:
044.967.107-06

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/
Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$ )
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register:
344.079.289-72

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	8,497,135	5.12	5.12

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.06	0.06
Share	Common*	8,497,135	5.12	5.12

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Wang Wei Chang	General Taxpayers’ Register:
534.698.608-15

Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register:
489.093.519-34

Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register:
522.156.958-20

Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register:
118.108.076-20

Qualification:

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.08	0.08
Share	Common (1)	8,497,135	5.12	5.12

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,033	0.08	0.08
Share	Common (1)	8,497,135	5.12	5.12

(1)   Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/	Characteristic of
Derivative	Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	75,224,936	45.33	45.33

Changes in the month

Security/	Characteristic
Derivative	of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Sell	10/01/2007	11,000	41.57	457,324.00
Share	Common	Prosper S/A CVC	Sell	10/01/2007	146,800	41.54	6,098,055.00
Share	Common	Prosper S/A CVC	Sell	10/02/2007	194,800	40.88	7,964,303.00
Share	Common	Prosper S/A CVC	Sell	10/03/2007	180,400	40.84	7,366,695.00
Share	Common	Prosper S/A CVC	Sell	10/04/2007	350,000	41.30	14,454,657.00
Share	Common	Itaú	Sell	10/04/2007	6,396	40.03	256,031.88
Share	Common	Brascan	Sell	10/04/2007	2,500	41.51	103,770.00
Share	Common	Brascan	Sell	10/05/2007	2,000	41.80	83,600.00
Share	Common	Prosper S/A CVC	Sell	05/10/2007	479,200	41.77	20,015,820.00
Share	Common	Bradesco	Sell	10/08/2007	9,000	42.50	382,470.00
Share	Common	Griffo	Buy	10/08/2007	20,000	42.20285	844,057.00
Share	Common	Prosper S/A CVC	Sell	08/10/2007	492,700	42.18	20,782,587.00
Share	Common	Prosper S/A CVC	Sell	09/10/2007	153,695	43.80	6,732,191.00
Share	Common	Bradesco	Sell	10/09/2007	30,000	44.55	1,336,610.00
Share	Common	Credit Suisse	Sell	10/30/2007	2,100,000	46.50188	97,653,674

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	71,086,445	42.83	42.83